Exhibit 99.1

RNS Number: 7194X
Wolseley PLC
01 February 2006

Wolseley plc
Analyst and Investor Meeting

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, is today hosting a meeting for analysts and investors.

Following the FTSE's decision to move Wolseley from the Construction and Building Materials sector to the Support Services sector, Wolseley will be hosting a teach-in for analysts and investors who are unfamiliar with the company but would like to know more.

The meeting will be held today at UBS, 1 Finsbury Avenue, London EC2 commencing with coffee at 13:45 with the presentation starting at 14:00. A live audio cast and slide presentation of this event will be available at 14:00 UK time on www.wolseley.com

For further details please contact Margaret Nunn, Wolseley Investor Relations at (margaret.nunn@wolseley.com) or by telephoning +44 (0)1189 298788.

No material new information will be disclosed in the presentation and there will be no statement on current trading.

ENQUIRIES:

Investors/Analysts:

Guy Stainer 0118 929 8744
Head of Investor Relations 07739 778 187

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of intangibles, was £708 million. Wolseley has around 63,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

- ENDS -

This information is provided by RNS
The company news service from the London Stock Exchange